July 9, 2024

Thomas McNeill
SVP-Chief Financial Officer
Optimus Healthcare Services, Inc.
1400 Old Country Road, Suite 306
Westbury, NY 11590

       Re: Optimus Healthcare Services, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Filed June 17, 2024
           File No. 333-261849
Dear Thomas McNeill:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 9A. Controls and Procedures
Management's Report on Internal Control Over Financial Reporting, page 39

1. We note your Form 10-K for the fiscal year ended December 31, 2023, is the second annual report after the effective date of your IPO. Please amend your filing to provide management's annual report on internal control over financial reporting that provides the disclosures required by Item 308(a) of Regulation S-K, including the specific framework used by management to assess effectiveness. In addition, include updated Sections 302 and 906 certifications, ensuring that the certifications refer to the amended Form 10-K for
       fiscal year December 31, 2023. In this regard, the CFO   s 906
certification refers to the
       Form 10-K for the fiscal year ended December 31, 2022. Refer to Item 601(b)(31)(i) and
       Item 601(b)(32) of Regulation S-K.
 July 9, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tracey Houser at 202-551-3736 or Nudrat Salik at 202-551-3692 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services